Exhibit 99.2 DEVELOPING NEXT-GENERATION THERAPEUTICS FOR T CELL DRIVEN INFLAMMATORY DISEASES Corporate Presentation - June 2021 NASDAQ: CNTBExhibit 99.2 DEVELOPING NEXT-GENERATION THERAPEUTICS FOR T CELL DRIVEN INFLAMMATORY DISEASES Corporate Presentation - June 2021 NASDAQ: CNTB

2 Forward-Looking Statements • Certain information contained in this presentation relates to, or is based on, studies, publications, surveys and other data obtained from third-party sources and Connect’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. • This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation, including statements regarding our future financial condition, results of operations, business strategy and plans, prospective products, product approvals, research and development plans and costs, timing and likelihood of success, objectives of management for future operations and future results of anticipated product development efforts, as well as statements regarding industry trends, are forward-looking statements. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions. The forward-looking statements in this presentation are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are inherently subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond our control, including, among other things: the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results; our ability to obtain and maintain regulatory approval of our product candidates; existing regulations and regulatory developments in the United States, the PRC, Europe and other jurisdictions; uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations; risks associated with the COVID-19 outbreak, which has and may continue to materially and adversely impact our business, preclinical studies and clinical trials; our plans and ability to obtain, maintain, protect and enforce our intellectual property rights and our proprietary technologies, including extensions of existing patent terms where available; our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials; and the degree of market acceptance of our product candidates by physicians, patients, healthcare payors and others in the medical community. These risks are not exhaustive. • New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation. • In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.2 Forward-Looking Statements • Certain information contained in this presentation relates to, or is based on, studies, publications, surveys and other data obtained from third-party sources and Connect’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. • This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation, including statements regarding our future financial condition, results of operations, business strategy and plans, prospective products, product approvals, research and development plans and costs, timing and likelihood of success, objectives of management for future operations and future results of anticipated product development efforts, as well as statements regarding industry trends, are forward-looking statements. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions. The forward-looking statements in this presentation are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are inherently subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond our control, including, among other things: the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results; our ability to obtain and maintain regulatory approval of our product candidates; existing regulations and regulatory developments in the United States, the PRC, Europe and other jurisdictions; uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations; risks associated with the COVID-19 outbreak, which has and may continue to materially and adversely impact our business, preclinical studies and clinical trials; our plans and ability to obtain, maintain, protect and enforce our intellectual property rights and our proprietary technologies, including extensions of existing patent terms where available; our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials; and the degree of market acceptance of our product candidates by physicians, patients, healthcare payors and others in the medical community. These risks are not exhaustive. • New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation. • In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Connect is Well-Positioned for Value Creation

3

Large Opportunity	Targeting inflammatory diseases (Dermatology, Gastroenterology, Respiratory) with high unmet need Ambition to develop molecules with "**First-in-class**" or "**Best-in-class**" potential
Clinical Stage with Deep Pipeline	**CBP-201**:- Interleukin-4-receptor alpha (IL4Rα) blocker **CBP-307**:- Sphingosine 1-phosphate-1 (S1P1) **CBP-174**:- Peripherally acting Histamine-3 Receptor (H3R) antagonist
Prolific Discovery Engine	Validated, T cell-modulating discovery designed to **enhance** and **speed** up the identification of potentially highly differentiated immune modulators
Global Outlook	Seasoned industry leaders with significant experience in immunology drug discovery and development; building an internal and external team to drive **Greater China** and **USA** development
Strong Investor Support	~$440 million raised to date from top-tier investors, with IPO in March 2021 raising ~$220M (**NASDAQ: CNTB**) and a Series C ($135M) completed in December 2020
Multiple catalysts	Anticipated 3x clinical trial data read outs by end Q1 2022, and a total 6x clinical trial data read outs by end Q1 2023, across 4x diseases

CONNECT BIOPHARMA

Connect's discovery approach is designed to offer significant speed and mechanistic advantages ...

4


SCREENING LIBRARY
Traditional Method
Requires more steps, yields fewer candidates and may miss molecules with potent T cell modulation activity
Candidates may be rejected early due to low binding affinity even though they are functionally very potent (false negative)
Affinity
Signaling
T Cell Modulation
Drug Candidate
CONNECT BIOPHARMA Method
Rapidly identifies all molecules with potent T cell modulation activity
T Cell Modulation
Drug Candidate

A pipeline of potentially highly differentiated therapies

5

Connect Biopharma has Global Development & Commercialization Rights to all Product Candidates

	INDICATION	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3
CBP-201 Antibody targeting IL-4Rα cytokine receptor (Th2 cell modulator)	Atopic Dermatitis (AD)				
	Asthma				
	Chronic Rhinosinusitis with Nasal Polyps (CRSwNP) *				
CBP-307 Small molecule targeting S1P1 (Th1 cell modulator)	Ulcerative Colitis (UC)				
	Crohn's Disease (CD) '				
CBP-174 Peripherally restricted H3 receptor antagonist	Pruritus associated with AD				
CBP-233 Antibody targeting IL-33	Allergic Inflammation				

* Advancing into Phase 2. We plan to initiate a Phase 2 Clinical Trial in CRSwNP, based on PK results from our completed Phase 1a study in healthy volunteers
' Phase 2 Study ended early due to COVID-19-related enrolment challenges. New trial planned

Multiple Clinical Trial Catalysts Anticipated In Next 24 Months

6

(Subject to ongoing Covid-19 restrictions)



CBP-201 AD Ph2 Full Enrollment
CBP-201 Asthma Ph2 Launch
CBP-201 CRSwNP Ph2 Launch
CBP-174 Ph1a Launch
CBP-307 UC Ph2 Full Enrollment
CBP-201 AD Ph2b Topline
CBP-174 Ph1a Topline
CBP-307 UC Ph2 Topline
CBP-201 Asthma Ph2 Full Enrollment
CBP-201 CRSwNP Ph2 Full Enrollment
CBP-201 AD Ph3 Launch
CBP-174 Ph1b Launch
CBP-174 Ph1b Full Enrollment
CBP-307 UC Ph3 Launch
CBP-201 Asthma Ph2 Topline
CBP-201 CRSwNP Ph2 Topline
CBP-174 Ph1b Topline
CBP-201 AD China Ph2/3 Launch
CBP-201 AD China Ph2/3 Full Enrollment
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
2021
2022
2023

* A CBP-307 CD trial is currently planned

Leading Global Investors, Strong Cash Position

7

Funded through end of 2022

RA CAPITAL
BOXER CAPITAL TAVISTOCK GROUP
HBM Healthcare Investments
BlackRock
凯风创投 COWIN VENTURE
礼来亚洲基金 Lilly Asia Ventures
尚珹投资 ADVAN · TECH
北极光创投 northern light VENTURE CAPITAL
启明創投 QIMING VENTURE PARTNERS

- $220 million raised pre-IPO
  - Completed $135 million Series C led by RA Capital in December 2020
- ~$220 million raised at IPO, closed March 2021 (**NASDAQ: CNTB**)
  - Underwriters' option to purchase exercised in full
  - Jefferies LLC, SVB Leerink LLC, Piper Sandler & Co. and China International Capital Corporation Hong Kong Securities Limited acted as joint book-running managers for the offering
  - Oversubscribed with strong institutional support from Fidelity, Wellington, Cormorant, Janus, and over 75 other institutional investors

CONNECT BIOPHARMA

CBP-201: A next generation anti-interleukin-4-receptor alpha (IL-4Rα) antibody in development for type 2 inflammatory diseasesCBP-201: A next generation anti-interleukin-4-receptor alpha (IL-4Rα) antibody in development for type 2 inflammatory diseases

CBP-201: A Next Generation IL-4Rα Blocker

9

Mechanism of Action - Dual Inhibition of IL-4 and IL-13 – A validated target

IL-4/IL-13 Pathway Dual Inhibition is Effective Across Many Th2-mediated diseases

- CBP-201 is a novel, human monoclonal IgG4 antibody directed against IL-4Rα, a common subunit for IL-4 and IL-13 receptors
- Blockade of IL-4 and IL-13 binding to IL4Rα results in inhibition of both IL-4 and IL-13 signaling
- Potential for differentiation based on observations of
  1. Different IL-4Rα binding epitope to dupilumab
     - Higher binding affinity and potency for IL-4Rα
  2. CBP-201 detected longer in plasma than dupilumab
     - Slower receptor mediated clearance
- Potential for clinical results to show
  - Faster onset of action
  - Greater clinical response
  - Less frequent dosing (Q4W)


CBP-201
IL-4 Receptor Heterodimer
IL-4
IL-13
IL-13 Receptor Heterodimer
IL-4Rα
γC
IL-4Rα
IL-13Rα1
JAK1
JAK3
JAK1/3
TYK2
STAT6
STAT6
P
Th2 cytokines
ATOPIC DERMATITIS
ASTHMA
NASAL POLYPS

CONNECT BIOPHARMA

CBP-201: Phase 1b – Trial Design & Primary Endpoint

10

AE Profile Consistent with Data Reported in Studies of Existing IL-4Rα Blockers

A Randomized, Double-Blind, Placebo-Controlled Multi-Centered, Dose-Escalation Trial of Safety, Pharmacokinetics and Pharmacodynamics of CBP-201 in Adult Subjects With Moderate-to-Severe Atopic Dermatitis

Study conducted in 13 centers in Australia and New Zealand


4 Weeks
7 Weeks
75 mg/Placebo (4:1), n=10
Safety Follow-up
Screening
Randomization
Baseline
Cohort 1
4 Weeks
7 Weeks
150 mg/Placebo (4:1). n=10
Safety Follow-up
Screening
Randomization
Baseline
Cohort 2
4 Weeks
7 Weeks
300 mg/Placebo (4:1), n=10
Safety Follow-up
Screening
Randomization
Baseline
Cohort 3

- No serious adverse events (SAEs) and no injection site reaction or conjunctivitis / keratitis AEs
- No dose proportional effect on TEAEs either by frequency or severity
- Most TEAEs were mild in severity, with the majority deemed unrelated to CBP-201
- A single TEAE (atopic dermatitis flare) leading to study treatment discontinuation in one subject in each of the CBP-201 75mg and placebo groups

Primary Endpoint: (At week 11)

- Safety and tolerability

Exploratory Efficacy Endpoints: (At week 4)

- Percent change in EASI from Baseline
- Proportion of patients achieving IGA of 0 or 1 (clear or almost clear) (IGA 0,1)
- Change in total affected BSA from baseline
- Change in P-NRS from baseline (pruritus intensity and frequency)

BSA: Body Surface Area
IGA: Investigator's Global Assessment
DLQI: Dermatology Life Quality Index
EASI: Eczema Area and Severity Index
P-NRS: Pruritus Numeric Rating Scale

- A randomized, double-blind, placebo-controlled, multiple ascending dose study of the safety, pharmacokinetics and preliminary efficacy of CBP-201 in adult patients with moderate to severe atopic dermatitis (CBP-201AU002).

11 CBP-201: Phase 1b – Efficacy Results - Rapid Onset of Action Improvements in Key Physician & Patient Assessed Endpoints * EASI – Mean Change from Baseline IGA 0,1 Responders (%) Weekly Average P-NRS-Frequency Weekly Average P-NRS-Severity (%) (n=8) (n=8) (n=8) ` (n=8) Placebo CBP-201 75mg Placebo (n=8) CBP-201 75mg (n=8) Placebo CBP-201 75mg Week CBP-201 150mg(n=8) CBP-201 300mg (n=7) CBP-201 150mg(n=8) CBP-201 300mg (n=7) (n=8) (n=7) CBP-201 150mg CBP-201 300mg 0 1 2 3 4 0 60 0 1 2 3 4 0 1 2 3 4 -3.7 Week Week 10 10 -14.6 -10 4.5 3.2 50.0 -16.7 -22.3 50 0 0 -20 42.9 -7.2 -8.2 -23.3 -32.9 -3.6 -3.8 -30 -27.0 -10 -10 -17.2 -17.7 40 -21.0 -33.6 -40 -22.8 -24.2 -33.1 -50.8 -20 -20 -… -25.6 -… -39.3 -50 30 -30.7 -30.9 -23.6 -25.0 -30 -30 -26.1 -26.6 -66.1 -41.0 -60 -40.3 -57.0 -34.7 20 -40 -40 -74.0 -36.4 -36.5 -70 -37.9 -50.2 -68.5 12.5 12.512 .5 -47.4 -50 -50 -80 -74.4 -47.5 10 -46.9 -90 -60 -60 -52.8 -54.4 0 -100 -70 -70 0 1 2 3 4 (n=8) (n=8) Placebo CBP-201 75mg Week CBP-201 150mg (n=8) CBP-201 300mg (n=7) IGA 0,1 = An IGA score of 0 or 1 / P-NRS = Pruritus Numerical Rating Scale / EASI = Eczema Area and Severity Index • A randomized, double-blind, placebo-controlled, multiple ascending dose study of the safety, pharmacokinetics and preliminary efficacy of CBP-201 in adult patients with moderate to severe atopic dermatitis (CBP-201AU002). Decrease in EASI from baseline (%) IGA 0,1 Responders (%) PNRS-Frequency change from baseline (%) PNRS-Frequency change from baseline (%)11 CBP-201: Phase 1b – Efficacy Results - Rapid Onset of Action Improvements in Key Physician & Patient Assessed Endpoints * EASI – Mean Change from Baseline IGA 0,1 Responders (%) Weekly Average P-NRS-Frequency Weekly Average P-NRS-Severity (%) (n=8) (n=8) (n=8) ` (n=8) Placebo CBP-201 75mg Placebo (n=8) CBP-201 75mg (n=8) Placebo CBP-201 75mg Week CBP-201 150mg(n=8) CBP-201 300mg (n=7) CBP-201 150mg(n=8) CBP-201 300mg (n=7) (n=8) (n=7) CBP-201 150mg CBP-201 300mg 0 1 2 3 4 0 60 0 1 2 3 4 0 1 2 3 4 -3.7 Week Week 10 10 -14.6 -10 4.5 3.2 50.0 -16.7 -22.3 50 0 0 -20 42.9 -7.2 -8.2 -23.3 -32.9 -3.6 -3.8 -30 -27.0 -10 -10 -17.2 -17.7 40 -21.0 -33.6 -40 -22.8 -24.2 -33.1 -50.8 -20 -20 -… -25.6 -… -39.3 -50 30 -30.7 -30.9 -23.6 -25.0 -30 -30 -26.1 -26.6 -66.1 -41.0 -60 -40.3 -57.0 -34.7 20 -40 -40 -74.0 -36.4 -36.5 -70 -37.9 -50.2 -68.5 12.5 12.512 .5 -47.4 -50 -50 -80 -74.4 -47.5 10 -46.9 -90 -60 -60 -52.8 -54.4 0 -100 -70 -70 0 1 2 3 4 (n=8) (n=8) Placebo CBP-201 75mg Week CBP-201 150mg (n=8) CBP-201 300mg (n=7) IGA 0,1 = An IGA score of 0 or 1 / P-NRS = Pruritus Numerical Rating Scale / EASI = Eczema Area and Severity Index • A randomized, double-blind, placebo-controlled, multiple ascending dose study of the safety, pharmacokinetics and preliminary efficacy of CBP-201 in adult patients with moderate to severe atopic dermatitis (CBP-201AU002). Decrease in EASI from baseline (%) IGA 0,1 Responders (%) PNRS-Frequency change from baseline (%) PNRS-Frequency change from baseline (%)

CBP-201: Phase 1b – Efficacy Results

12

Week 4 EASI-50 and IGA 0,1 (% Responders) in AD patients in Early Phase Clinical Trials

For Illustrative Purposes Only:- Not a head-to-head comparison.
Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials

- **Proportion of patients Achieving EASI-50 (Week 4) [1]**
- **Proportion of patients Achieving EASI-50 (Week 4) [2]**
- **Proportion of patients Achieving EASI-50 (Week 12) [2]**
- **Proportion of patients Achieving IGA 0,1 (Week 4) [1]**
- **Proportion of patients Achieving IGA 0,1 (Week 4) [2]**

EASI-50 = A 50% reduction in EASI score vs. baseline; IGA 0,1 = An IGA score of 0 or 1; EASI Score (0-72);
IGA: 5-Point scale (0-4) :[Higher = Worse] for CBP-201 / 6-Point scale (0-5) for dupilumab – Scale for dupilumab of 4 or 5 (Severe or very severe) matches score of 4 for CBP-201 (Severe)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
38%
100%
Placebo (n=8)
CBP-201 (300mg QW) (n=7)
20%
69%
Placebo (n=54)
Dupilumab (300mg QW) (n=55)
35%
85%
Placebo (n=54)
Dupilumab (300mg QW) (n=55)
13%
43%
Placebo (n=8)
CBP-201 (300mg QW) (n=7)
4%
18%
Placebo (n=54)
Dupilumab (300mg QW) (n=55)

Baseline EASI: Placebo (33.4) / CBP-201(23.2)

Baseline EASI: Placebo (30.8) / Dupilumab (28.4)

Baseline IGA: Placebo (3.3) / CBP-201 (3.3)

Baseline IGA: Placebo (4.0) / Dupilumab (3.9)

1. A randomized, double-blind, placebo-controlled, multiple ascending dose study of the safety, pharmacokinetics and preliminary efficacy of CBP-201 in adult patients with moderate to severe atopic dermatitis (CBP-201AU002)
2. Beck LA, Thaci T, et al. N Engl J Med 2014; 371:130-139

CONNECT BIOPHARMA

CBP-201: Phase 1b – Efficacy Results

13

Reported IGA 0,1 % Responders Data of Select Biologics in Development with AD patients

For Illustrative Purposes Only:- Not a head-to-head comparison.
Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials

Proportion (%) of patients Achieving IGA 0,1 (Week 4)


Phase 2b
Phase 2a
Phase 1
Phase 2a
Phase 2
Phase 1
Baseline IGA: 5-Point scale (0-4) for all trials except dupilumab and KHK-4083, which used a 6-point scale (0-5), with scores of 4 & 5 matching scores of 4 from other trials
3.4
3.3
3.4
3.8
3.3
3.4
4.0
3.9
3.3
3.3
0
14
14
14
0
5.1
4
18
13
43
Placebo (n=52)
Lebrikizumab 1 (n=75)
Bermekimab 2 (n=28)
KHK-4083 3 (n=22)
Placebo (n=16)
GBR-830 4 (n=46)
Placebo (n=54)
Dupilumab 5 (n=55)
Placebo (n=8)
CBP-201 6 (n=7)

Dosing Regimens:

- Lebrikizumab (250mg Q2W)
- Bermekimab (400mg QW)
- KHK-4083 (10mg/kg IV, Q2W)
- GBR-830 (10mg/kg IV, Q4W)
- Dupilumab (300mg QW)
- CBP-201 (300mg QW)

- Lebrikizumab: An IL-13 antibody developed by Roche and Dermira, acquired by Eli Lily in 2020
- Bermekimab: an IL-1a antibody developed by XBiotech, acquired by Janssen at end of 2019
- KHK-4083: Fully humanized anti-OX40 monoclonal antibody developed by Kyowa Kirin
- GBR-830: Humanized anti-OX40 monoclonal antibody developed by Glenmark / Ichnos

1. Guttmann-Yasky, E. et al. JAMA Dermatol. doi:10.1001/jamadermatol.2020.0079
2. Simpson E. AAD, 2019. Oral Presentation
3. Nagakawa, H. et al., M. A Safety, tolerability and efficacy of repeated intravenous infusions of KHK4083, a fully human anti-OX40 monoclonal antibody, in Japanese patients with moderate to severe atopic dermatitis. Journal of Dermatological Science 99 (2020) 82–89
4. Guttmann-Yasky, E. et al. GBR 830, an anti-OX40, improves skin gene signatures and clinical scores in patients with atopic dermatitis. J Allergy Clin Immunol 2019;144:482-93. https://doi.org/10.1016/j.jaci.2018.11.053
5. Beck LA, Thaci T, et al. N Engl J Med 2014; 371:130-139

CBP-201: Global Phase 2b AD Trial Design

TRIAL FULLY ENROLLED

14

Trial designed for dose-ranging, maximal efficacy and possible longer dosing interval (NCT04444752)

A Randomized, Double-Blind, Placebo-Controlled Multi-Centered Trial of the Efficacy, Safety, Pharmacokinetics and Pharmacodynamics of CBP-201 in Adult Subjects With Moderate-to-Severe Atopic Dermatitis


Randomization
1:1:1:1
n=220
CBP-201, 600 mg LD D1 + 300 mg Q2W, n=55
CBP-201, 600 mg LD D1 + 150 mg Q2W, n=55
CBP-201, 600 mg LD D1 + 300 mg Q4W, n=55
Placebo, n=55
Follow-up
Follow-up
Follow-up
Follow-up
Screening/30 Days
16 Weeks/Treatment
8 Weeks

Key Inclusion Criteria:

- Adults with moderate-to-severe AD inadequately controlled with topical corticosteroids and calcineurin inhibitors
- Having atopic dermatitis for ≥ 1 y
- EASI ≥16
- IGA score ≥3 (5-point scale [0-4])
- ≥10% BSA involvement

Primary Endpoints

- Percent change in EASI from Baseline to W16

Exploratory Efficacy Endpoints:

- Proportion of patients achieving IGA 0,1 at Week 16
- Proportion of patients achieving EASI-75 at Week 16
- Proportion of patients achieving EASI-90 at Week 16
- Change in P-NRS from Baseline to Week 16

CONNECT BIOPHARMA

TRIAL ONGOING
15

CBP-201: Global Phase 2b Asthma Trial Design

Trial designed for dose-ranging (NCT04773678)

A Multi-center, Randomized, Double-blind, Parallel Group, Placebo-controlled, Efficacy and Safety Study of CBP-201 in Patients With Moderate to Severe Persistent Asthma With Type 2 Inflammation


Randomization
1:1:1
n=300
CBP-201, 600 mg LD D1 + 150 mg Q2W, n=100
CBP-201, 600 mg LD D1 + 300 mg Q2W, n=100
Placebo, n=100
Follow-up
Follow-up
Follow-up
Screening/run in 28 Days
24 Weeks/Treatment
8 Weeks

Key Inclusion Criteria

- Moderate to severe uncontrolled asthma
  - Existing treatment with medium to high dose in combination with a second reliever/controller (eg, LABA, LTRA, LAMA, or theophylline) for at least 3 months with a stable dose ≥1 month prior to the screening visit
  - Pre-bronchodilator FEV1 40 to 85% of predicted normal at Visits 1 and 2, prior to randomization
  - Screening blood eosinophil count ≥150 cells/µL
  - ACQ-6 score ≥1.5 at Visits 1 and 2, prior to randomization
- At least 1 documented asthma exacerbations in the 12 months prior to the date informed consent that required use of a systemic corticosteroid

Primary Endpoints

- Change from Baseline in FEV1 at Week 12

Secondary Efficacy Endpoints

- Change from Baseline in lung function at other timepoints
- Exacerbation of asthma
- PROs (ACQ-6, symptom diary)
- PD markers (FENO, eosinophils, ECP, periostin, TARC)
- Rescue medication use

ACQ-6 :Asthma Control Questionnaire 6-question version; FENO: Fractional Exhaled Nitric Oxide; FEV1: Forced expiratory volume at 1 second.

TRIAL ONGOING
16

CBP-201: Global Phase 2b CRSwNP Trial Design

Trial designed for dose-ranging, maximal efficacy and possible longer dosing interval (NCT04783389)

A multi-center, randomized, double-blind, placebo-controlled study to evaluate the effect of CBP-201 on a background of mometasone furoate nasal spray (MFNS) in reducing endoscopic nasal polyp score (NPS) and nasal congestion/obstruction score (NCS) severity in eligible patients with CRSwNP whose disease remains inadequately controlled despite daily treatment with intranasal corticosteroid (INCS) therapy in comparison to placebo


Randomization
1:1:1
n=147
CBP-201, 600 mg LD D1 + 300 mg Q2W, n=49
Follow-up
CBP-201, 600 mg LD D1 + 300 mg Q4W, n=49
Follow-up
Placebo, n=49
Follow-up
Screening/run in 28 Days
24 Weeks/Treatment
8 Weeks

Key Inclusion Criteria

- Chronic rhinosinusitis patients with large bilateral nasal polyps that remain uncontrolled despite daily treatment with intranasal CS

Other Population Details

- 50% Co-morbid asthma
- Allowing patients who have had prior surgery and those who have not had prior surgery for NP

Co-Primary Efficacy Endpoints

- Change from baseline at week 24 in endoscopic Nasal Polyp Score
- Change from baseline at week 24 in Nasal Congestion Score

Secondary Efficacy Endpoints

- PRO (SNOT-22, Total Nasal Sinus Score, Patient Symptom Diary, Smell Testing/UPSIT, Visual Analog Scale for Rhinosinusitus)
- CT Assessments (Lund-MacKay score and sinus volume measures)
- Respiratory Physiology (Nasal Peak Inspiratory Flow)
- Rescue Tx use and time to Rescue Tx

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CBP-307: A next generation selective sphingosine 1-phosphate receptor 1 modulator (S1P1) in development for IBDCBP-307: A next generation selective sphingosine 1-phosphate receptor 1 modulator (S1P1) in development for IBD

CBP-307: A Next Generation S1P1 Modulator

18

Mechanism of Action – S1P1 Modulator – A validated target

- **Blocking T Cell Egress from Lymph Nodes Reduces Inflammation Implicated in Many T cell-mediated diseases[1]**

- S1P1 mediates T cell movement from lymph nodes into circulation, and hence migration to tissues to release inflammatory mediators
- CBP-307 internalizes S1P1, trapping T cells inside lymph nodes
- Potential for differentiation based on observations of
  - High Potency & Selectivity
    - Designed to be the most potent modulator of S1P1 drug class, if approved
    - No significant activity for S1P3, a receptor subtype associated with known safety concerns
    - Significantly lower potency for S1P4 and S1P5, than S1P1
  - Remain able to select phase 3 dose in both UC & CD for optimal effects
- Potential for clinical results to show
  - Once daily dosing, with fast onset and offset of action
  - Greater clinical response
  - Safety profile consistent with second generation S1P1


S1P1
T cell
S1P1
Lymph Node
Blood Vessel
S1P1
S1P1
CBP-307
S1P1
T cell
S1P1
Multiple Sclerosis
Inflammatory Bowel Disease
Psoriasis
Rheumatoid Arthritis
Liver Diseases
S1P1 Sphingosine 1-phosphate-receptor 1

1. Krause, A. et al. Modeling clinical efficacy of the S1P receptor modulator ponesimod in Psoriasis. Journal of Dermatological Science 89 (2018) 136–145

CBP-307: Pre-Clinical

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Highly selective for S1P1, with up to 80,000-fold selectivity for S1P1 vs. S1P3

High selectivity for S1P1

Name	EC_{50} (nM) S1P1	S1P2	S1P3	S1P4	S1P5
CBP-307[1]	0.09[1]	>10,000[2]	7,900[2]	19[2]	3.97[2]
Ozanimod[3] (CC-1122273)	2.99	>10,000	>10,000	>10,000	29.32
Etrasimod (APD334)[4]	6.10	>10,000	>10,000	147	24.4

1. cAMP Assay
2. β-Arrestin Assay
3. NDA 2-9-899 (Ozanimod, RPC1063) Non-Clinical Review - Table 2. Center for Drug Evaluation and Research. 209899Orig1s000PharmR.pdf (fda.govhttps://www.accessdata.fda.gov/drugsatfda_docs/nda/2020/209899Orig1s000PharmR.pdf
4. Buzard, D.J., Kim, S.H. et al. Discovery of APD334. Design of a Clinical Stage Functional Antagonist of the Sphingosine-1-phosphate-1 Receptor. ACS Medicinal Chemistry Letters, 2014; 5(12); 1313-1317 - β-Arrestin Assay

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20 CBP-307: Phase 1 – PK / PD Profile Supports QD Dosing, Rapid Onset of Action, Strong PD effect and Rapid Offset on Drug Discontinuation • Oral, 25-hour half-life supports QD dosing • Rapid 50% ALC reduction by day 7, with steady-state by day 14 • Rapid washout after discontinuation correlates with a more rapid • Steady-state ALC reduction of 65-75% correlates with strong recovery of lymphocyte levels efficacy potential • Not a pro-drug and does not require in vivo conversion to produce • Rapid ALC recovery to baseline within 7 days post-discontinuation its effects • Well tolerated, with observed AE consistent with those reported in trials of other S1P1 modulators Absolute Lymphocyte Count (ALC) Drug Name T½ h (days) Lymphocyte Recovery Time 40 (% Reduction from Baseline) 20 Fingolimod (0.5 mg, QD) ~216h (6-9d) 30-60d 0 1,2 MT-1303 (0.4 mg, QD) 451h (19d) >48d -20 -40 Ozanimod (1 mg, QD) ~264h >7d (CC1122373) (11d) (no report beyond this time) -60 -70% 3 -80 Etrasimod (2 mg, QD) 35h (1.5d) <7d -100 0 7 14 21 28 35 42 CBP-307 (0.25 mg, QD) 25h (1d) <7d Study Day placebo 0.15 mg 0.25 mg (n=4) (n=6) (n=6) 1. Kifuji, T et al. https://www.tandfonline.com/doi/abs/10.1080/00498254.2018.1525508?journalCode=ixen20 [Accessed August 1st, 2020] th 2. Sugahara, K et al. https://bpspubs.onlinelibrary.wiley.com/doi/epdf/10.1111/bph.13641 . British Journal of Pharmacology (2017) 174 15–27. [Accessed December 16 , 2020] 3. DOP078 Pharmacology and safety of etrasimod (APD334), an oral, potent, next-generation, selective S1P receptor modulator. T. Kühbacher, R. et al. Journal of Crohn's and Colitis, Volume 11, Issue suppl_1, February 2017, Page S72. https://academic.oup.com/ecco-jcc/article/11/suppl_1/S72/2960933. https://doi.org/10.1093/ecco-jcc/jjx002.11520 CBP-307: Phase 1 – PK / PD Profile Supports QD Dosing, Rapid Onset of Action, Strong PD effect and Rapid Offset on Drug Discontinuation • Oral, 25-hour half-life supports QD dosing • Rapid 50% ALC reduction by day 7, with steady-state by day 14 • Rapid washout after discontinuation correlates with a more rapid • Steady-state ALC reduction of 65-75% correlates with strong recovery of lymphocyte levels efficacy potential • Not a pro-drug and does not require in vivo conversion to produce • Rapid ALC recovery to baseline within 7 days post-discontinuation its effects • Well tolerated, with observed AE consistent with those reported in trials of other S1P1 modulators Absolute Lymphocyte Count (ALC) Drug Name T½ h (days) Lymphocyte Recovery Time 40 (% Reduction from Baseline) 20 Fingolimod (0.5 mg, QD) ~216h (6-9d) 30-60d 0 1,2 MT-1303 (0.4 mg, QD) 451h (19d) >48d -20 -40 Ozanimod (1 mg, QD) ~264h >7d (CC1122373) (11d) (no report beyond this time) -60 -70% 3 -80 Etrasimod (2 mg, QD) 35h (1.5d) <7d -100 0 7 14 21 28 35 42 CBP-307 (0.25 mg, QD) 25h (1d) <7d Study Day placebo 0.15 mg 0.25 mg (n=4) (n=6) (n=6) 1. Kifuji, T et al. https://www.tandfonline.com/doi/abs/10.1080/00498254.2018.1525508?journalCode=ixen20 [Accessed August 1st, 2020] th 2. Sugahara, K et al. https://bpspubs.onlinelibrary.wiley.com/doi/epdf/10.1111/bph.13641 . British Journal of Pharmacology (2017) 174 15–27. [Accessed December 16 , 2020] 3. DOP078 Pharmacology and safety of etrasimod (APD334), an oral, potent, next-generation, selective S1P receptor modulator. T. Kühbacher, R. et al. Journal of Crohn's and Colitis, Volume 11, Issue suppl_1, February 2017, Page S72. https://academic.oup.com/ecco-jcc/article/11/suppl_1/S72/2960933. https://doi.org/10.1093/ecco-jcc/jjx002.115

21 CBP-307: Phase 1 – PK / PD Profile Oral, QD Dosing, similar onset and offset of action to etrasimod and faster offset vs. ozanimod, in HV For Illustrative Purposes Only:- Not a head-to-head comparison. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials Mean percent change in absolute lymphocyte count (% reduction from baseline) 1 2,3 Ozanimod Etrasimod CBP-307 40 40 40 Dosing period Follow-up Dosing period Follow-up Dosing period Follow-up 20 20 20 0 0 0 -20 -20 -20 -40 -40 -40 -60 -60 -60 -70% -80 -80 -80 -100 -100 -100 0 7 14 21 28 0 7 14 21 28 35 42 0 7 14 21 28 35 42 Study Day Study Day Study Day Placebo 2.0mg Placebo 2.0mg Placebo 0.15mg 0.25mg (n=2) (n=6) (n=10) (n=10) (n=4) (n=6) (n=6) T½ h (days) Lymphocyte Recovery Time T½ h (days) Lymphocyte Recovery Time T½ h (days) Lymphocyte Recovery Time 4 4 3 1 35h (1.5d) <7d ~264h (11d) >7d (no report beyond this time) 25h (1d) <7d 1. Tran et al. The Journal of Clinical Pharmacology 2017, 57(8) 988–996. 4. Tran et al. Advances in Therapy 2020; 37:4381–4395 5. T. Kühbacher, R. et al. Journal of Crohn's and Colitis, Volume 11, Issue suppl_1, February 2017, Page S72. 2. Peyrin-Biroulet et al. ECCO 2018 Vienna P573. 3. Ozanimod Active Metabolite. Arena corporate presentation 2018. https://academic.oup.com/ecco-jcc/article/11/suppl_1/S72/2960933. https://doi.org/10.1093/ecco-jcc/jjx002.115 https://sec.report/Document/0001564590-18-020796/ Percentage change Percentage change Percentage change21 CBP-307: Phase 1 – PK / PD Profile Oral, QD Dosing, similar onset and offset of action to etrasimod and faster offset vs. ozanimod, in HV For Illustrative Purposes Only:- Not a head-to-head comparison. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials Mean percent change in absolute lymphocyte count (% reduction from baseline) 1 2,3 Ozanimod Etrasimod CBP-307 40 40 40 Dosing period Follow-up Dosing period Follow-up Dosing period Follow-up 20 20 20 0 0 0 -20 -20 -20 -40 -40 -40 -60 -60 -60 -70% -80 -80 -80 -100 -100 -100 0 7 14 21 28 0 7 14 21 28 35 42 0 7 14 21 28 35 42 Study Day Study Day Study Day Placebo 2.0mg Placebo 2.0mg Placebo 0.15mg 0.25mg (n=2) (n=6) (n=10) (n=10) (n=4) (n=6) (n=6) T½ h (days) Lymphocyte Recovery Time T½ h (days) Lymphocyte Recovery Time T½ h (days) Lymphocyte Recovery Time 4 4 3 1 35h (1.5d) <7d ~264h (11d) >7d (no report beyond this time) 25h (1d) <7d 1. Tran et al. The Journal of Clinical Pharmacology 2017, 57(8) 988–996. 4. Tran et al. Advances in Therapy 2020; 37:4381–4395 5. T. Kühbacher, R. et al. Journal of Crohn's and Colitis, Volume 11, Issue suppl_1, February 2017, Page S72. 2. Peyrin-Biroulet et al. ECCO 2018 Vienna P573. 3. Ozanimod Active Metabolite. Arena corporate presentation 2018. https://academic.oup.com/ecco-jcc/article/11/suppl_1/S72/2960933. https://doi.org/10.1093/ecco-jcc/jjx002.115 https://sec.report/Document/0001564590-18-020796/ Percentage change Percentage change Percentage change

22 CBP-307: Phase 1 – Safety Results – Generally Well-Tolerated No Unexpected Adverse Events • Once daily doses of up to 0.3 mg of CBP-307 were generally well-tolerated. • Most frequent AEs across all dose regimens included ‒ Low white blood cells ‒ Headache • Most AEs were mild or moderate • No clinically significant changes in lung function, a range of ophthalmological tests, or blood pressure • Consistent with clinical trials of other S1P1 modulators, a dose-dependent decrease in heart rate was observed early in all dose regimens.22 CBP-307: Phase 1 – Safety Results – Generally Well-Tolerated No Unexpected Adverse Events • Once daily doses of up to 0.3 mg of CBP-307 were generally well-tolerated. • Most frequent AEs across all dose regimens included ‒ Low white blood cells ‒ Headache • Most AEs were mild or moderate • No clinically significant changes in lung function, a range of ophthalmological tests, or blood pressure • Consistent with clinical trials of other S1P1 modulators, a dose-dependent decrease in heart rate was observed early in all dose regimens.

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CBP-307: Global Phase 2 Trial in Moderate-to-Severe UC

TRIAL ONGOING

CBP-307CN002 - Trial Design – 52-Week Study (Induction / Maintenance / Follow-Up) (NCT04700449)

A Randomized, Double-blind, Placebo Controlled Trial to Evaluate the Efficacy and Safety of CBP-307 in Patients With Moderate to Severe Ulcerative Colitis (UC)


STAGE 1 - INDUCTION PHASE (12-WEEK)
STAGE 2 - MAINTENANCE PHASE (36-WEEK, DOUBLE BLIND)
Screen
Randomize (n=195 1:1:1)
CBP-307 (n=65) 0.2mg, QD, PO
CBP-307 (n=65) 0.1mg, QD, PO
Placebo (n=65)
RESPONSE ASSESSED
Responders
CBP-307 0.2mg, QD, PO
CBP-307 0.1mg, QD, PO
Placebo
SAFETY FOLLOW-UP
STUDY END
Baseline
Week 12
Week 24 *
Week 48
Week 52
Non-responders at week 12, receive Open-Label CBP-307, 0.2mg, QD, PO

* Patients who did not achieve clinical response at week 24 in Sub-Study 1, were withdrawn from treatment

- Key efficacy measure: Clinical response rate at week 12 in 0.2 mg CBP-307 group versus PBO (clinical response is defined as a decrease of ≥ 3 points and ≥ 30% from baseline in the complete Mayo score, accompanied by a decrease of ≥ 1 point from baseline in the rectal bleeding sub-score or an absolute rectal bleeding sub-score of ≤ 1 point)

- A Study Assessing the Efficacy and Safety of CBP-307 in Subjects With Moderate to Severe Ulcerative Colitis (UC)

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CBP-307: Global Phase 2 Trial in Moderate-to-Severe UC

TRIAL ONGOING

24

CBP-307CN002 - Trial Design – 52-Week Study (Induction / Maintenance / Follow-Up) (NCT04700449)

A Randomized, Double-blind, Placebo Controlled Trial to Evaluate the Efficacy and Safety of CBP-307 in Patients With Moderate to Severe Ulcerative Colitis (UC)



STAGE 1 - INDUCTION PHASE (12-WEEK)
STAGE 2 - MAINTENANCE PHASE (36-WEEK, DOUBLE BLIND)
Screen
Randomize (n=104 1:1)
CBP-307 (n=52) 0.2mg, QD, PO
Placebo (n=52)
RESPONSE ASSESSED
Responders
CBP-307 0.2mg, QD, PO
Placebo
SAFETY FOLLOW-UP
STUDY END
Baseline
Week 12
Week 24 *
Week 48
Week 52
Non-responders at week 12, receive Open-Label CBP-307, 0.2mg, QD, PO

* Patients who did not achieve clinical response at week 24 in Sub-Study 1, were withdrawn from treatment

- Key efficacy measure: Change from baseline in modified Mayo Score at Week 12 in 0.2 mg CBP-307 group versus placebo

- A Study Assessing the Efficacy and Safety of CBP-307 in Subjects With Moderate to Severe Ulcerative Colitis (UC)

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25

CBP-307: Phase 2 Trial in Moderate-to-Severe CD (Ended)

CBP-307CN003 – Results - Generally well-tolerated with clear evidence of clinical response

- Due to the COVID-19 pandemic, this trial was ended early with only 22 patients completing 12 weeks of dosing
- **Preliminary Safety Results (Safety Analysis Dataset, n=22)**
  - CBP-307 was generally well-tolerated
  - Safety profile consistent with phase 1 studies and data reported in trials of other S1P1 modulators in development for IBD
- **Preliminary Efficacy Results (Per Protocol Dataset, n=18)**
  - Evidence observed of clinical response with CBP-307 0.2 mg
- Based on this data, we are advancing CBP-307 in IBD with the ongoing UC clinical trial and are planning a further clinical trial of CBP-307 in CD

% of patients with any reduction in the specified endpoint at week 12 vs. baseline


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
100%
67%
100%
17%
100%
57%
100%
0%
FCP
(n=5) (n=6)
ALC
(n=5) (n=6)
CDAI
(n=5) (n=7)
FCP+ALC+CDAI
(n=5) (n=7)
CBP-307, 0.2mg
Placebo

CBP-174: A novel, peripherally-restricted, Histamine Receptor-3 (H3R) antagonist in development for pruritus associated with inflammatory skin diseaseCBP-174: A novel, peripherally-restricted, Histamine Receptor-3 (H3R) antagonist in development for pruritus associated with inflammatory skin disease

27

Chronic Pruritis Associated with Atopic Dermatitis (AD)

Remains underserved with no approved treatments for chronic pruritus associated with inflammation



Chronic pruritus associated with AD can significantly impact quality of life with patients often suffering from generalized anxiety, depression, agitation, and difficulty in concentrating and sleeping

Up to 91%
of AD sufferers have Chronic Pruritus

40-50%
of AD patients have inadequate relief of their pruritus despite current therapies

Current Treatment Options

- Topical and oral anti-histamines for acute pruritus
- Topical AD treatments; corticosteroids (First line), calcineurin inhibitors, crisaborole
- Oral AD treatments include corticosteroids and baricitinib (JAK1,2 inhibitor)
- Dupilumab is the only approved biologic agent

Current Treatment Limitations

- No approved therapies addressing chronic pruritus of inflammatory origin
- Limited, short-term efficacy with anti-histamines (H1R)
- H1R histamine blockers have CNS penetration, leading to drowsiness
- Unmet efficacy needs remain with biologics for AD

CBP-174: A peripherally-restricted, H3R antagonist

28

Mechanism of Action – Antagonism of H3R, predominantly at peripheral sites

Pruritus in AD is mediated by a variety of pruritogens

- CBP-174 is a novel small molecular entity that is a potent antagonist of the histamine 3 receptor (H3R)
- Highly selective for H3R relative to H1R, H2R and H4R
- Uniquely amongst investigational H3R antagonists, has minimal blood–brain barrier penetration
  - H3R CNS activity associated with adverse effects such as insomnia
- Pre-clinical animal models suggest multiple pruritogenic mediators of pruritis are reduced by peripherally restricted H3R antagonists



Dermal mast cell
Release of histamine by dermal mast cells as allergic response
Histamine
CBP-174
H3R
Afferent C-fiber synapse
Excitation

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29 CBP-174: Preclinical Results – POC in Animal Model Rapidly reduces scratching bouts in a mouse model of pruritus 200 *P<0.01 vs vehicle 150 * * • CBP-174 had a strong anti-itch effect * in mice with a rapid onset of action, within the first 30 minutes of dosing 100 50 0 Vehicle 0.03 0.1 0.3 1 CBP-174 p.o. (mg/kg) • Connect BioPharma. F-1 SEC filing. Scratching bouts / 30 minutes29 CBP-174: Preclinical Results – POC in Animal Model Rapidly reduces scratching bouts in a mouse model of pruritus 200 *P<0.01 vs vehicle 150 * * • CBP-174 had a strong anti-itch effect * in mice with a rapid onset of action, within the first 30 minutes of dosing 100 50 0 Vehicle 0.03 0.1 0.3 1 CBP-174 p.o. (mg/kg) • Connect BioPharma. F-1 SEC filing. Scratching bouts / 30 minutes

CBP-174: Phase 1a – Trial Design

TRIAL ONGOING

30

First-in-human, single-center, double-blind, randomized, SAD in healthy volunteers (NCT04811469)

A Randomized, Double-Blind, Placebo-Controlled, Single Ascending Dose Study in Healthy Subjects to Evaluate the Safety, Tolerability, and Pharmacokinetics of CBP-174 After Oral Administration


Ascending dose (each patient received a single dose)
Cohort 1
Cohort 2
Cohort 3
Cohort 4
Cohort 5
Cohort 6
n=8 patients per cohort
n=48
R
Randomization
3:1 Allocation
CBP-174 : Placebo
CBP-174 0.25 mg N=6
CBP-174 0.5 mg N=6
CBP-174 1 mg N=6
CBP-174 2 mg N=6
CBP-174 4 mg N=6
CBP-174 8 mg N=6
Placebo N=2
Placebo N=2
Placebo N=2
Placebo N=2
Placebo N=2
Placebo N=2

- CBP-174 be administered orally
- Prespecified outcome measures for 7 days post-dosing
- Study conducted in a single center in Australia

NCT04811469. A Randomized, Double-Blind, Placebo-Controlled, Single Ascending Dose Study in Healthy Subjects to Evaluate the Safety, Tolerability, and Pharmacokinetics of CBP-174 After Oral Administration.

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